                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6) (1)

                                  Wickes, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  967 446 10 5
                                 (CUSIP Number)

                                  Gary M. Goltz
                            Imagine Investments, Inc.
                    8150 North Central Expressway, Suite 1901
                               Dallas, Texas 75206
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

                               Sally A. Schreiber
                         Munsch Hardt Kopf & Harr, P.C.
                               4000 Fountain Place
                                1445 Ross Avenue
                               Dallas, Texas 75202
                                 (214) 855-7500

                                  June 25, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Imagine Investments, Inc.
         75-2709444
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                  --
      Shares            ------------------------------------------------
   Beneficially            (8)  Shared Voting Power         1,082,000*
 Owned by Each          ------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power             --
       With             ------------------------------------------------
                           (10) Shared Dispositive Power    1,082,000*
------------------------------------------------------------------------
    11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,082,000
--------------------------------------------------------------------------------
    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

          [X]
--------------------------------------------------------------------------------
    13)  Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
    14)  Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stone Investments, Inc.
         86-0740106
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            -------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          -------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             -------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
    11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000

--------------------------------------------------------------------------------
    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, CO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stone Capital, Inc.
         75-2262907

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware

-------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            -------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          -------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             -------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, CO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stone Holdings, Inc.
         75-2681508
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            -------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          -------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             -------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
-------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, CO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         P.S.F. Holdings Limited Partnership
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Texas
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            --------------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          --------------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             --------------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, PN
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust.
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Alaska
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            -------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          -------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             -------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, OO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         James M. Fail Living Trust
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Alaska
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            ------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          ------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             ------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, OO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         James M. Fail
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            --------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          --------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             --------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, IN
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Winn Holdings, LLC
         75-2891040
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Texas
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                   --
      Shares            ------------------------------------------------
   Beneficially            (8)  Shared Voting Power          1,082,000*
 Owned by Each          ------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power              --
       With             ------------------------------------------------
                          (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, OO
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

CUSIP No. 967 446 10 5
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Kathryn Fail Luttrull
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
   Number of               (7)  Sole Voting Power                    --
      Shares            -------------------------------------------------
   Beneficially            (8)  Shared Voting Power           1,082,000*
 Owned by Each          -------------------------------------------------
Reporting Person           (9)  Sole Dispositive Power               --
       With             -------------------------------------------------
                           (10) Shared Dispositive Power      1,082,000*
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,082,000
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [X]
--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         13.1%*
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, IN
--------------------------------------------------------------------------------
* Does not include (a) any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, a first lien on 758,155 shares (9.2% of the outstanding common stock of the Issuer) and a second lien on 2,016,168 shares (24.3% of the outstanding common stock of the Issuer)), (b) any shares of the Issuer owned by Riverside Group, Inc., or (c) any shares of the Issuer that may be deemed to be beneficially owned by Wilson Financial Corporation. See Item 3.

                                 SCHEDULE 13D/A

         This Amendment No. 6 to Schedule 13D filed on October 15, 1998, with the Securities and Exchange Commission, as amended by that certain Amendment No. 1 to Schedule 13D filed on November 24, 1998, that certain Amendment No. 2 to
Schedule 13D filed on January 19, 1999, that certain Amendment No. 3 to Schedule 13D filed on February 8, 1999, that certain Amendment No. 4 to Schedule 13D filed on September 18, 2001, and that certain Amendment No. 5 to Schedule 13D filed on February 6, 2002 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.01 per share, of Wickes, Inc., a Delaware corporation (the "Issuer"). The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings subscribed to them on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated to read as follows:

                  Imagine Investments funded each of the loans and purchases described below in Item 6 with working capital.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended to read in its entirety as follows:

                  The purpose of each of the transactions described in Item 6 below was solely for investment purposes.

                  Imagine Investments reserves the right to foreclose on the shares that are pledged to it as security for the loans, as described in Item 6 below, in any manner permitted by applicable laws and the relevant pledge agreement. Each of the Reporting Persons also reserves the right to acquire such pledged shares itself through the foreclosure process or otherwise and to sell, either in the open market or in one or more privately negotiated transactions, any or all of any pledged shares that it may so acquire.

                  Furthermore, each of the Reporting Persons may consider the possibility of a future acquisition of control of the business of the Issuer by other means, including a tender offer, merger or other business combination, open market purchases, private transactions, or otherwise.

                  As described in the Schedule 13D filed by Imagine Investments with respect to Riverside Group, Inc., a Florida corporation ("Riverside"), Imagine Investments has suggested to Riverside the possibility of improving Riverside's financial condition by exchanging some or all of the debt owed to Imagine Investments by Riverside for shares of common stock of Riverside. The current suggestion involves terms pursuant to which Imagine Investments would acquire a majority of the outstanding common stock of Riverside and, as a result, be entitled to elect all of the directors of Riverside and control Riverside. If such a transaction occurred, it could result in Imagine Investments and the other Reporting Persons having control of the Issuer as a result Riverside's ownership of a significant portion of the outstanding common stock of the Issuer. However, there is no assurance that such suggestion will lead to an agreement and, even if an agreement is reached, there is no assurance that the agreement would be consummated.

                  Except as described above, none of the Reporting Persons has any current plans or proposals with respect to any of the following:
         (a) the acquisition or disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving either the Issuer or any of its subsidiaries;
         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including plans or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or bylaws that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing. However, the Reporting Persons reserve the right to take any and all such actions in the future.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read as follows:

         (a) As a result of the transactions described below in Item 6, as of the date of this Amendment No. 6, Imagine Investments is the record owner of 615,000 shares of common stock of the Issuer, which shares represent approximately 7.4% of the issued and outstanding shares of the common stock of the Issuer as of March 30, 2002, and Stone Investments is the record owner of 467,000 shares of common stock of the Issuer, which shares represent approximately 5.6% of the issued and outstanding shares of the common stock of the Issuer as of March 30, 2002.

                  In addition, Imagine Investments has a first lien on 758,155 shares of common stock of the Issuer, or approximately 9.2% of the outstanding common stock of the Issuer as of March 30, 2002, and a second lien on 2,016,168 shares of common stock of the Issuer, or approximately 24.3% of the outstanding common stock of the Issuer as of March 30, 2002. Finally, Imagine Investments is the pledgee of certain shares of Riverside and of certain shares of Wilson Financial Corporation, a Florida corporation ("Wilson Financial"), that may be deemed to give Imagine Investments beneficial ownership of shares of the Issuer. See Item 6(a) below. Under certain circumstances, the Reporting Persons may be deemed to be the beneficial owner of such pledged shares even before they take actual title to any of the pledged shares. To the extent the pledge of shares of the Issuer to Imagine Investments may be deemed to constitute beneficial ownership of such shares or the pledge of shares of Riverside and/or Wilson Financial may be deemed to constitute beneficial ownership of the shares of the Issuer, each of the Reporting Persons disclaims such beneficial ownership.

                  By virtue of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to share the beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by Imagine Investments and each of the Reporting Persons other than Imagine Investments may be deemed to share the beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by Stone Investments.

         (b) Each of Imagine Investments and Stone Investments has the direct power to vote and direct the disposition of the shares of common stock of the Issuer actually owned by it. By virtue of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of all of the shares of common stock of the Issuer owned of record by Imagine Investments and each of the Reporting Persons other than Imagine Investments may be deemed to share the indirect power to vote and direct the disposition of all of the shares of common stock of the Issuer owned of record by Stone Investments.

                  Unless and until an event of default has occurred under the 1999 Loan (as defined in Item 6 below) or the 11% Notes (as defined in Item 6 below) or Imagine Investments acquires any of the shares that are pledged to it as security for such loans, Imagine Investments has no right to vote or dispose or direct the vote or disposition of any of such pledged shares (except to the limited extent described in Item 6(j) below). If and when an event of default occurs under the 1999 Loan or the 11% Notes or Imagine Investments acquires the shares pledged as security therefor, the Reporting Persons will share the power to vote and dispose of the shares of the Issuer's common stock subject to the pledge.

                  If and when Imagine Investments acquires the right to vote the shares of Riverside that are pledged to it or acquires the shares of Riverside that are pledged to it, the Reporting Persons will share with Riverside the power to vote and dispose of the shares of the Issuer's common stock owned by Riverside. See Schedule 13D originally filed on December 12, 1997, together with all amendments, by the Reporting Persons with respect to the Common Stock of Riverside, which is incorporated herein by reference.

         (c) As described in Item 6 below, the maturity date the 1999 Loan (as defined in Item 6) was extended to September 30, 2002, pursuant to that certain Amendment to Loan Agreement and Note dated as of June 25, 2002, between Imagine Investments and Riverside and the maturity date each of the 11% Notes was extended to September 30, 2002, pursuant to that certain Amendment to Credit Agreement and Notes dated as of June 25, 2002, between Imagine Investments and Riverside.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated to read as follows:

                  In order to provide a better understanding of the beneficial ownership of common stock of the Issuer by the Reporting Persons, the following chronology is provided:

                  (a) Imagine Investments has been and is currently the pledgee of shares of Riverside and of Wilson Financial. Riverside currently owns a significant percentage of the shares of the Issuer and Wilson Financial currently owns a significant portion of the shares of Riverside. As a result of these arrangements, each of the Reporting Persons may, under certain circumstances, be deemed to have beneficial ownership of the shares of the Issuer that are owned by Riverside. See the Schedule 13D filed by Imagine Investments with respect to Riverside, as the same has been and may be amended from time to time, for more specific information.

                 (b) On October 5, 1998, Imagine Investments and Riverside entered into a Stock Purchase Agreement (as amended from time to time, the "Stock Purchase Agreement"), pursuant to which, among other things, (1) Imagine Investments purchased 250,000 shares of common stock of the Issuer from Riverside (3.0% of the outstanding) for $3.25 per share, (2) Riverside granted to Imagine Investments an option (the "Option") to purchase 750,000 shares of common stock of the Issuer held by Riverside (9.2% of the outstanding) for $3.25 per share (subject to certain limitations that are described below), (3) Riverside had the right to require Imagine Investments to exercise the Option for up to 200,000 shares of common stock of the Issuer underlying the Option, and (4) Riverside granted to Imagine Investments a right of first refusal, for a period of 18 months following the date of the Stock Purchase Agreement, on all of the shares of common stock of the Issuer held by Riverside other than the 250,000 shares purchased by Imagine Investments under the Stock Purchase Agreement (estimated to be approximately 3,599,113 shares (43.9%). As described below, the Option was eventually exercised in full by Imagine Investments, including through the use of the put option by Riverside. Imagine Investments' right of first refusal under the Stock Purchase Agreement expired on April 5, 2000, without being exercised. In addition, under the Stock Purchase Agreement, (1) Riverside assigned its rights under that certain Registration Rights Agreement dated September 2, 1993, between Riverside and the Issuer, with respect to the shares of common stock of the Issuer acquired by Imagine Investments under the Stock Purchase Agreement, and (2) upon request by Imagine Investments, Riverside agreed to use its best efforts to cause the Issuer to effect the securities law registration of the common stock of the Issuer held by Imagine Investments. The Option could not be exercised by Imagine Investments to the extent it would cause Imagine Investments to become an "interested stockholder," within the meaning of
                           Section 203 of the Delaware General Corporation Law, of the Issuer unless the Board of Directors of the Issuer approved the acquisition by Imagine Investments of more than 15% of the outstanding common stock of the Issuer.

                 (c) On or about November 5, 1998, Riverside exercised its put option under the Stock Purchase Agreement and required Imagine Investments to purchase 200,000 shares of common stock of the Issuer underlying the Option from Riverside.

                 (d) On or about December 14, 1998, Imagine Investments acquired 185,000 shares of common stock of the Issuer pursuant to its exercise of a portion of the Option.

                 (e) On December 29, 1998, Imagine Investments purchased from Riverside 82,000 shares of common stock of the Issuer, which shares were not subject to the Option, for $3.75 per share.

                 (f) On or about January 26, 1999, Imagine Investments exercised the remainder of the Option and acquired 365,000 shares of common stock of the Issuer from Riverside.

                 (g) On August 31, 1999, Riverside, borrowed $1,800,000 (as the same has been, and may be further, amended, modified and renewed from time to time, the "1999 Loan") from Imagine Investments. On August 31, 2000, the 1999 Loan was modified and renewed and, in connection therewith, Riverside executed and delivered to Imagine Investments a promissory note in the principal amount of $2,021,628, which note amended and restated in its entirety the existing note in the principal amount of $1,800,000. The 1999 Loan is secured by, among other things, 758,155 shares of common stock of the Issuer owned by Riverside (921,845 shares were initially pledged, but 81,970 were released pursuant to a letter agreement dated August 30, 1999, between Riverside and Imagine Investments, and 81,720 shares were released on August 31, 2000, in connection with the modification and renewal of the 1999 Loan) (as such number of shares may be further modified from time to time, the "1999 Pledged Shares"). The 1999 Pledged Shares represent approximately 9.2% of the issued and outstanding shares of common stock of the Issuer as of March 30, 2002. As additional security for the 1999 Loan, Riverside assigned to Imagine Investments any and all registration rights of Riverside with respect to, among other things, the shares of common stock of the Issuer held by Riverside to the extent Imagine Investments has foreclosed upon or otherwise acquired the same. The 1999 Loan has reached its maturity date several times without being paid but has been extended several times, most recently pursuant to that certain Amendment to Loan Agreement and Note dated as of June 25, 2002. See Item 7(k) below.

                 (h) On or about December 19, 2000, Imagine Investments transferred to Stone Investments 1,082,000 shares of common stock of the Issuer for and in consideration for $4.3125 per share or $4,666,125 in the aggregate.

                 (i) On or about March 5, 2001, Stone Investments transferred to Imagine Investments 615,000 shares of common stock of the Issuer for and in consideration for $3.28 per share or $2,017,200 in the aggregate.

                 (j) During the period of March through August 2001, Imagine Investments acquired from several persons (collectively, the "Holders") 11% Secured Promissory Notes dated April 1, 1999 (collectively, the "11% Notes") with an outstanding principal balance of $9,500,000. The 11% Notes were originally sold by Riverside on or about April 1, 1999, pursuant to a Credit Agreement (the "11% Note Credit Agreement") dated as of April 1, 1999, between Riverside and the Holders and. the 11% Notes. Imagine Investments acquired the 11% Notes pursuant to, among other things, several individual Purchase and Sale of Notes and Interest in Collateral Documents Agreements (collectively, the "Purchase Agreements") entered into between Imagine Investments and various Holders. Pursuant to the Purchase Agreements, Imagine Investments acquired the 11% Notes in exchange for cash and delivery to the Holders of an aggregate of 601,790 shares of common stock of the Issuer held by Imagine Investments (the "11% Note Purchase Shares"). The Purchase Agreements provided that Imagine Investments had the absolute, irrevocable, and unconditional right and option to purchase the 11% Note Purchase Shares between the date of closing of the purchase of the 11% Notes and December 31, 2001, at a price of $5.025 per share, subject to adjustment as provided therein. The Purchase Agreements also provided that the Holders had the absolute, irrevocable, and unconditional right and the option to require Imagine Investments to purchase the 11% Note Purchase Shares between the date of closing of the purchase of the 11% Notes and December 31, 2001, at a price of $5.025 per share, subject to adjustment as provided therein. Additionally, between the date of closing of the purchase of the 11% Notes and December 31, 2001, Imagine Investments had the right to vote the 11% Note Purchase Shares. As a result of the put/call option and voting provisions of the Purchase Agreements, Imagine Investments was deemed to continue to be the beneficial owner of the 11% Note Purchase Shares. On or about November 1, 2001, Imagine Investments exercised its call option under the Purchase Agreements and purchased all right, title, and interest in and to the 11% Note Purchase Shares for a purchase price of $5.43 per share, or $3,265,733.80 in the aggregate. The 11% Note Purchase Shares represent approximately 7.3% of the issued and outstanding shares of common stock of the Issuer as of March 30, 2002. The 11% Notes are secured by, among other things, a second lien on 2,016,168 shares of common stock of the Issuer owned by Riverside (the "11% Note Pledged Shares"), which shares represent approximately 24.3% of the issued and outstanding common stock of the Issuer as of March 30, 2002. The 11% Note Pledged Shares are pledged pursuant to the Pledge and Security Agreement (the "11% Note Pledge Agreement") dated as of April 1, 1999, executed by Riverside and Mitchell W. Legler, as agent for the Holders. Pursuant to the 11% Note Pledge Agreement, Riverside may not sell or encumber the 11% Note Pledged Shares except pursuant to the 11% Note Credit Agreement and the Intercreditor Agreement referred to therein. The 11% Notes have reached their maturity date several times without being paid but have been extended several times, most recently pursuant to that certain Amendment to Credit Agreement and Notes dated as of June 25, 2002. See Item 7(l) below.

                 (k) On June 25, 2002, the maturity date of the 1999 Loan was extended from December 15, 2000, to September 30, 2002, pursuant to that certain Amendment to Loan Agreement and Note dated as of June 25, 2002.

                 (l) On June 25, 2002, the maturity date of the 11% Notes was extended from September 30, 2000, to September 30, 2002, pursuant to that certain Amendment to Credit Agreement and Notes dated as of June 25, 2002.

                 (m) On August 5, 2002, Imagine Investments loaned Riverside an additional $116,000, which loan is secured by the 1999 Pledged Shares. This loan is scheduled to mature on September 30, 2002.

Item 7.  Material to be Filed as Exhibits.

         7.1. Stock Purchase Agreement dated as of October 5, 1998, between Riverside and Imagine Investments, pursuant to which, among other things, (1) Imagine Investments purchased 250,000 shares of common stock of the Issuer from Riverside, (2) Riverside granted to Imagine Investments an option to purchase 750,000 shares of common stock of the Issuer held by Riverside, (3) Riverside had the right to put up to 200,000 shares of common stock of the Issuer underlying such option to Imagine Investments, and (4) Riverside granted to Imagine Investments a right of first refusal with respect to up to all of the shares of common stock of the Issuer held by Riverside other than the 250,000 shares purchased by Imagine Investments (incorporated by reference to Exhibit A of the Schedule 13D, filed with the Securities and Exchange Commission on October 15, 1998 (File No. 005-42945)).

         7.2. Amendment No. 1 to Stock Purchase Agreement dated as of November 4, 1998, between Riverside and Imagine Investments (incorporated by reference to Exhibit B of Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange omission on November 24, 1998 (File No. 005-42945)).

         7.3. Amendment No. 2 to Stock Purchase Agreement dated as of November 18, 1998, between Riverside and Imagine Investments (incorporated by reference to Exhibit C of Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on November 24, 1998 (File No. 005-42945)).

         7.4. Amendment No. 3 to Stock Purchase Agreement dated as of November 30, 1998, between Riverside and Imagine Investments.*

         7.5. Amendment No. 4 to Stock Purchase Agreement dated as of December 9, 1998, between Riverside and Imagine Investments.*

         7.6. Amendment No. 5 to Stock Purchase Agreement dated as of December 23, 1998, between Riverside and Imagine Investments (incorporated by reference to Exhibit B of Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on January 19, 1999 (File No. 005-42945)).

         7.7. Letter agreement re: 82,000 shares acquired by Imagine Investments on December 29, 1998.*

         7.8. Letter Agreement dated effective January 25, 1999, between Imagine Investments and Riverside, extending the term of the Option under the Stock Purchase Agreement (incorporated by reference to Exhibit B of Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on February 8, 1999 (File No. 005-42945)).

         7.9. Letter Agreement dated January 26, 1999, between Imagine Investments and Riverside, regarding the exercise of the remainder of the Option (incorporated by reference to Exhibit C of Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on February 8, 1999 (File No. 005-42945)).

         7.10. Credit Agreement dated as of April 1, 1999, among Riverside, as borrower, the Holders, as lenders, and Mitchell W. Legler, as agent for the Holders, relating to the extension of credit by the Holders to Riverside in the aggregate original principal amount of $10,000,000 (incorporated by reference to Exhibit 4.1(a) to Riverside's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

         7.11. Form of 11% Secured Promissory Note dated April 1, 1999 (incorporated by reference to Exhibit 4.1(b) to Riverside's Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1999).

         7.12. Pledge and Security Agreement dated as of April 1, 1999, between Riverside and Mitchell W. Legler, as agent for the Holders, relating to, among other things, the shares of common stock of the Issuer pledged by Riverside to Mitchell W. Legler, as agent for the Holders, to secure the extension of credit by the Holders to Riverside in the aggregate original principal amount of $10,000,000, which pledge is subject to the prior pledge of such shares by Riverside to American Founders Life Insurance Company.*

         7.13. Intercreditor Agreement dated as of August 24, 1999, among the Holders, Mitchell W. Legler, as agent for the Holders, and American Founders Life Insurance Company, relating to the priority of AFL with respect to, among other things, the Note Pledged Shares.*

         7.14. Letter Agreement dated August 30, 1999, between Riverside and Imagine Investments, releasing 81,970 shares of common stock of the Issuer held by Riverside from a pledge by Riverside to Imagine Investments to secure the $1,800,000 loan.*

         7.15. Loan Agreement dated as of August 31, 1999, between Imagine Investments, as lender, and Riverside, as borrower, relating to the $1,800,000 loan (incorporated by reference to Exhibit 4.1(a) to Riverside's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

         7.16. Demand Promissory Note dated August 31, 1999, by Riverside in favor of Imagine Investments, in the principal amount of $1,800,000 (incorporated by reference to Exhibit 4.1(b) to Riverside's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

         7.17. Stock Pledge Agreement dated as of August 31, 1999, between Riverside and Imagine Investments, relating to the shares of common stock of the Issuer pledged by Riverside to Imagine Investments to secure the $1,800,000 loan (incorporated by reference to Exhibit 4.1(c) to Riverside's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

         7.18. First Amendment to Loan Agreement and Stock Pledge Agreements dated as of August 31, 2000, between Imagine Investments, as lender, and Riverside, as borrower, renewing and modifying the $1,800,000 loan, including increasing the principal amount thereof to $2,021,628.01 (incorporated by reference to Exhibit 4.1(c) to Riverside's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

         7.19. First Amended and Restated Promissory Note dated August 31, 2000, by Riverside in favor of Imagine Investments, in the principal amount of $2,021,628.01 (incorporated by reference to Exhibit 4.1(d) to Riverside's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

         7.20. First Amendment to Pledge and Security Agreement dated as of September 15, 2000, between Riverside and Mitchell W. Legler, as agent for the Holders, relating to the addition of collateral to secure the extension of credit by the Holders to Riverside in the aggregate original principal amount of $10,000,000, which pledge is subject to the prior pledge of such shares by Riverside to American Founders Life Insurance Company and Modification to Deed to Secure Debt and Security Agreement dated as of September 15, 2000 by and between Riverside and Mitchell W. Legler, as agent for the Holders.*

         7.21. Estoppel Agreement dated as of February 20, 2001, between Riverside and Imagine Investments, pursuant to which, among other things, Riverside warrants the validity and enforceability of the Notes.*

         7.22. Assignment of Notes and Interest in Collateral Documents dated February 7, 2001, among Imagine Investments and Cecil Altmann, pursuant to which such person assigned the Note in favor of such person to Imagine Investments.*

         7.23. Assignment of Notes and Interest in Collateral Documents dated February 15, 2001, among Imagine Investments and Southern Farm Bureau Casualty Insurance Company, pursuant to which such entity assigned the Note in favor of such entity to Imagine Investments. *

         7.24. Nonrecourse Assignment of Loan Documents dated February 15, 2001, between Imagine Investments and American Centennial Insurance Company, pursuant to which American Centennial Insurance Company assigned the Note in its favor to Imagine Investments.*

         7.25. Form of Purchase and Sale of Notes and Interest in Collateral Documents Agreement, among Imagine Investments, Stone Holdings, as guarantor, and each of the following Holders on the dates indicated, pursuant to which such Holder assigned the Note in favor of such Holder to Imagine Investments:
                  Kenneth M. Kirschner (March 20, 2001); Lovco, Inc. (March 20,
                  2001); Creek Farms Corp. (March 20, 2001); East Adams Corporation (March 20, 2001); Frederick H. Schultz 1994 Trust (March 20, 2001); Fujita Investment Company Limited (March 26,
                  2001); and North American Company for Life and Health Insurance (April 6, 2001) (incorporated by reference to
                  Exhibit 1 of Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on September 18, 2001 (File No. 005-42945)).

         7.26. Allonges, between Imagine Investments and each of the following Holders on the dates indicated, pursuant to which such Holder assigned the Note in favor of such Holder to Imagine Investments: Bost & Company (Note 008 and Note 009) and Pitt & Company (Note 010 and Note 011).*

         7.27. Forbearance Agreement dated as of March 1, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the Notes (incorporated by reference to Exhibit 4.1(i) to Riverside's Annual Report on Form 10-K for the year ended December 31, 2000).

         7.28. Forbearance Agreement dated as of April 13, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the Notes (incorporated by reference to Exhibit 4.1(b) to Riverside's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

         7.29. Forbearance Agreement dated as of May 14, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the Notes (incorporated by reference to Exhibit 4.1(c) to Riverside's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

         7.30. Forbearance Agreement dated as of June 15, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the Notes (incorporated by reference to Exhibit 4.1(a) to Riverside's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

         7.31. Forbearance Agreement dated as of July 15, 2001, between Imagine Investments and Riverside, relating to the forbearance by Imagine Investments of the enforcement of its rights with respect to the Notes (incorporated by reference to Exhibit 4.1(b) to Riverside's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

         7.32. Amendment to Loan Agreement and Note dated as of June 25, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the 1999 Loan was extended to September 30, 2002.*

         7.33. Amendment to Credit Agreement and Notes dated as of June 25, 2002, between Riverside and Imagine Investments, pursuant to which, among other things, the maturity date of the Notes was extended to September 30, 2002.*

         7.34. Promissory Note dated August 5, 2002, by Riverside in favor of Imagine Investments, in the principal amount of $116,000.*
_____________
*        Filed herewith.

                            [Signature page follows.]

                                    SIGNATURE

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    IMAGINE INVESTMENTS, INC.,
                                    a Delaware corporation

                                        /s/ Gary M. Goltz
                                    By:________________________________________
                                            Gary M. Goltz
                                    Name:______________________________________
                                            Vice President
                                    Title:_____________________________________
                                            August 26, 2002
                                    Date:______________________________________


                                    STONE INVESTMENTS, INC.,
                                    a Delaware corporation

                                        /s/ Gary M. Goltz
                                    By:________________________________________
                                            Gary M. Goltz
                                    Name:______________________________________
                                            Vice President
                                    Title:_____________________________________
                                            August 26, 2002
                                    Date:______________________________________


                                    STONE CAPITAL, INC.,
                                    a Delaware corporation

                                        /s/ Gary M. Goltz
                                    By:________________________________________
                                            Gary M. Goltz
                                    Name:______________________________________
                                            Vice President
                                    Title:_____________________________________
                                            August 26, 2002
                                    Date:______________________________________


                                    STONE HOLDINGS, INC.,
                                    a Delaware corporation

                                        /s/ Gary M. Goltz
                                    By:________________________________________
                                            Gary M. Goltz
                                    Name:______________________________________
                                            Executive Vice President
                                    Title:_____________________________________
                                            August 26, 2002
                                    Date:______________________________________


                                    P.S.F. HOLDINGS LIMITED PARTNERSHIP,
                                    a Texas limited partnership

                                    By:  Winn Holdings, LLC,
                                         a Texas limited liability company,
                                         its general partner

                                        /s/ Kathryn Fail Luttrull
                                    By:________________________________________
                                         Kathryn Fail Luttrull
                                         Sole member

                                          August 26, 2002
                                    Date:______________________________________

                                    THE MARITAL TRUST

                                         /s/ James M. Fail
                                    By:________________________________________
                                             James M. Fail
                                             Trustee

                                          August 26, 2002
                                    Date:______________________________________



                                    THE JAMES M. FAIL LIVING TRUST


                                         /s/ James M. Fail
                                    By:________________________________________
                                             James M. Fail
                                             Trustee

                                          August 26, 2002
                                    Date:______________________________________


                                    /s/ James M. Fail
                                    ___________________________________________
                                    James M. Fail

                                           August 26, 2002
                                     Date:_____________________________________


                                     WINN HOLDINGS, LLC,
                                     a Texas limited liability company

                                          /s/ Kathryn Fail Luttrull
                                     By:_______________________________________
                                              Kathryn Fail Luttrull
                                              Sole member

                                           August 26, 2002
                                     Date:_____________________________________


                                      /s/ Kathryn Fail Luttrull
                                     __________________________________________
                                     Kathryn Fail Luttrull

                                           August 26, 2002
                                     Date:_____________________________________

                                   SCHEDULE I

IMAGINE INVESTMENTS, INC.

         The following is a list of all executive officers and directors of Imagine Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         Robert T. Shaw            President and Director
         Harry T. Carneal          Executive Vice President and Director
         R. Brad Oates             Director
         Gary M. Goltz             Vice President and Secretary
         Charles Greiner (1)       Vice President
         Patricia W. Gliessner     Vice President and Assistant Secretary
         Jay Bryan                 Treasurer
         Gordon Lewaren            Assistant Treasurer
         Diane Richardson          Assistant Secretary

STONE INVESTMENTS, INC.

         The following is a list of all executive officers and directors of Stone Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         James M. Fail             Chairman of the Board, Chief Executive
                                        Officer and Director
         Harry T. Carneal          President, Treasurer and Director
         R. Brad Oates             Director
         Jay Bryan                 Vice President
         Ross Mandel               Vice President
         Gary M. Goltz             Vice President, General Counsel and Secretary
         Gordon Lewaren            Assistant Treasurer
         Mark S. Powell            Assistant Secretary
         Kathryn Fail Luttrull     Assistant Secretary
         Diane Richardson          Assistant Secretary

STONE CAPITAL, INC.

         The following is a list of all executive officers and directors of Stone Capital, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North

Central Expressway, Suite 1901, Dallas, Texas 75206.

         James M. Fail              Chairman of the Board, Director, and
                                        Chief Executive Officer
         Harry T. Carneal           President, Treasurer, Secretary and Director
         Gary M. Goltz              Vice President, General Counsel and
                                        Assistant Secretary
         Victoria L. Garrett (2)    Assistant Vice President, Assistant
                                        Secretary and Assistant Treasurer
         Gordon Lewaren             Assistant Treasurer
         Kathryn Fail Luttrull      Director
         Diane Richardson           Assistant Secretary

STONE HOLDINGS, INC.

         The following is a list of all executive officers and directors of Stone Holdings, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         James M. Fail              Chairman of the Board, Chief Executive
                                        Officer and Director
         Harry T. Carneal           President, Treasurer, Secretary and Director
         Jay Bryan                  Vice President
         Gary M. Goltz              Executive Vice President, General Counsel
                                        and Assistant Secretary
         Kathryn Fail Luttrull      Vice President, Director
         Gordon Lewaren             Assistant Treasurer
         Mark S. Powell             Assistant Secretary
         Tom Dwyer                  Vice President of Strategy and Special
                                        Counsel
         Diane Richardson           Assistant Secretary

P.S.F. HOLDINGS LIMITED PARTNERSHIP

         The General Partner of P.S.F. Holdings Limited Partnership is Winn Holdings, LLC, a Texas limited liability company. For information pertaining to Winn Holdings, LLC, please see the cover pages and Items 2-6 contained in this
Schedule 13D of which this Schedule 1 is a part.

THE MARITAL TRUST

         James M. Fail is a trustee of the Marital Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

THE JAMES M. FAIL LIVING TRUST

         James M. Fail is a trustee of the James M. Fail Living Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

WINN HOLDINGS, LLC

         Kathryn Fail Luttrull is the sole member and manager of Winn Holdings, LLC. For information pertaining to Ms. Luttrull, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

________________

         (1) Mr. Greiner's present principal employer is Azair, Inc., the address of which is 4540 Glenn Curtiss Drive, Dallas, Texas 75248.

         (2) Ms. Garrett's present principal employer is Delaware Trust Capital Management Company, the address of which is 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.